

MAR 02 2009


Ab
3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47802

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2008___ AND ENDING___December 31, 2008___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comstock Partners, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

9430 Readcrest Drive

(No and Street)

Beverly Hills	CA	90210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey L. Balash
(310) 278-6444

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants

(Name – if individual, state last, first, middle name)

9221 Corbin Avenue Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Jeffrey L. Balash_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Comstock Partners, LLC_____ , as

of _____December 31_____ , 20__08__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

State of _CA_

County of _Los Angeles_

Subscribed and sworn to (or affirmed) to before me this _____

day of _Feb. 2009_ by _J. L. Balash_ proved

to me on the basis of satisfactory evidence to be the person(s)

who appeared before me

_____

Notary Public

_____   _2/26/09_
Signature

_____
Title

CYNTHIA CLAUSELL
Commission # 1570275
Notary Public - California
Los Angeles County
My Comm. Expires Apr 17, 2009

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss)
☒ (d) Statement of Changes in Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Comstock Partners, LLC:

We have audited the accompanying statement of financial condition of Comstock Partners, LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comstock Partners, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2009

We Focus & Care^{SM}

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Comstock Partners, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$	24,547
Receivable from related party		23,527
Investments, at estimated fair value		44,827
Property and equipment, net		78,443
Total assets	$	**171,344**

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	33,904
Income tax payable		800
Total liabilities		34,704
Members' equity		136,640
Total liabilities and members' equity	$	**171,344**

The accompanying notes are an integral part of these financial statements.

Comstock Partners, LLC
Statement of Operations
For the Year Ended December 31, 2008

Revenues

Fee based income	$	97,134
Realized gains (losses)		3,171
Interest and dividend income		913
Total revenues		101,218

Expenses

Professional fees	141,823
Communications	5,391
Interest	4,662
Other operating expenses	276,204
Reimbursed expenses	(5,017)
Total expenses	423,063
Net income (loss) before income tax provision	(321,845)
Income tax provision	800
Net income (loss)	$ (322,645)

The accompanying notes are an integral part of these financial statements.

Comstock Partners, LLC
Statement of Changes in Members' equity
For the Year Ended December 31, 2008

	Members' Investment Balance	Unrealized gains (losses) on Investments, at Estimated Fair Value	Total	Comprehensive Income(Loss)
Balance at December 31, 2007	$ 229,124	$ (27,418)	$ 201,706	
Members' contributions	295,826	–	295,826	
Members' distributions	(10,000)	–	(10,000)	
Net gains (losses) on investments, at estimated fair value	–	(23,866)	(23,866)	$ (23,866)
Recalssification of (gains) losses on investments, at estimated fair value	–	(4,381)	(4,381)	(4,381)
Net income (loss)	(322,645)	–	(322,645)	(322,645)
Balance at December 31, 2008	$ 192,305	$ (55,665)	$ 136,640	$ 350,892

The accompanying notes are an integral part of these financial statements.

Comstock Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:

Net income (loss)		$ (322,645)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 8,986	
Realized (gain)loss on sale of investments	(3,171)	
(Increase) decrease in:		
Receivable from related party	(23,527)	
Prepaid expense	534	
(Decrease) increase in:		
Accounts payable and accrued expenses	6,850	
Income tax payable	(100)	
Total adjustments		(10,428)
Net cash and cash equivalents provided by (used in) operating activities		(333,073)

Cash flows from investing activities:

Proceeds from sale of investments	8,172	
Net cash and cash equivalents provided by (used in) investing activities		8,172

Cash flows from financing activities:

Members' contributions	295,826	
Members' distributions	(10,000)	
Net cash and cash equivalents provided by (used in) financing activities		285,826
Net increase (decrease) in cash and cash equivalents		(39,075)
Cash and cash equivalents at beginning of year		63,622
Cash and cash equivalents at end of year		$ 24,547

Supplemental disclosure of cash flow information:

Cash paid during the year for		
Interest	$ 4,662	
Income taxes	$ 900	

Supplemental disclosure of non-cash investing and financing transactions:
The Company reclassified $4,381 from unrealized gains on investments, at estimated fair value in other comprehensive income to the income statement, for investments which were sold. The remaining assets were marked to market for $23,866.

The accompanying notes are an integral part of these financial statements.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Comstock Partners, LLC (the "Company"), was formed on April 6, 1995, in the State of California as a limited liability company, and subsequently converted to a Nevada LLC on May 15, 1998. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to provide financial and business advisory services including investment advisory and private placement services to corporations, financial institutions and other businesses. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Property and equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of five (5) to forty (40) years by the straight-line method.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's investments in marketable equity and debt securities are classified as "available for sale." Available for sale securities are recorded at fair value in investments, at estimated fair value on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Marketable securities are valued at market value. Securities not readily marketable are estimated by management, to approximate fair value, based on the financial information provided by independent fund managers. If pertinent information regarding not readily marketable securities are unavailable, management values these securities at cost.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Note 2: INVESTMENTS, AT ESTIMATED FAIR VALUE

The investments, at estimated fair value, represent investments in marketable securities. The Company considers these investments as "available for sale," as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.*

The investments, at estimated fair value consisted of the following at December 31, 2008:

Readily marketable securities $ 44,827

Readily marketable securities consist of corporate stocks and publicly traded mutual funds at their fair market value. The Company included $23,866 in unrealized losses on these investments in comprehensive income at December 31, 2008.

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:

			Depreciable Life Years
Office equipment	$	14,256	5-10
Furniture & fixtures		40,687	7-10
Office improvement		79,213	31.5-40
		134,156	
Less accumulated depreciation		(55,713)	
Property and equipment, net	$	78,443	

For the year ended December 31, 2008, depreciation expense was $8,986.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is a Nevada LLC doing business in California. The Company is subject to a limited liability company gross receipts fee and a minimum franchise tax of $800. At December 31, 2008, the Company was only subject to the minimum limited liability company income tax of $800.

Note 5: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. Effective October 3, 2008, the FDIC insurance limit was increased from $100,000 to $250,000. The new limit is applicable through December 31, 2009.

At times during the year ended December 31, 2008, cash balances held in the financial institution were in excess of the FDIC insured limit. The Company has not experienced any losses in this account and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

Note 6: **RELATED PARTY TRANSACTIONS**

At December 31, 2008 the Company had advanced a member $23,527. The receivable is non-interest bearing and due on demand.

Note 7: **RECENTLY ISSUED ACCOUNTING STANDARDS**

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8:   NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $24,117, which was $19,117 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($34,704) to net capital was 1.44 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 9:   RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $8,055 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 32,172
Adjustments:		
Members' equity	$ (17,690)	
Non allowable assets	9,635	
Total adjustments		(8,055)
Net capital per audited statements		$ 24,117

Comstock Partners, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital

Members' equity			$ 136,640
Less: Non-allowable assets			
Receivable from related party	$	(23,527)	
Property and equipment, net		(78,443)	
Total adjustments			(101,970)
Net capital before haircuts and undue concentration			34,670
Less: Haircuts and undue concentration			
Haircuts on securities and mutual funds		(6,724)	
Undue concentration		(3,829)	
Total adjustments			(10,553)
Net capital			24,117

Computation of net capital requirements

Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness	$	2,314	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(5,000)
Excess net capital			$ 19,117
Ratio of aggregate indebtedness to net capital		1.44: 1	

There was a $8,055 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008. See Note 9.

See independent auditor's report.

Comstock Partners, LLC
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirement is not applicable to Comstock Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Comstock Partners, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Comstock Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Comstock Partners, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008



BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
Comstock Partners, LLC:

In planning and performing our audit of the financial statements of Comstock Partners, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding parag raph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2009